Exhibit 3.1

FIRST AMENDMENT TO AMENDED AND RESTATED BYLAWS

OF TRIPOS, INC.

Section 2.08 of the Amended and Restated Bylaws of Tripos, Inc. is amended and restated to read in its entirety as follows:

2.08        Quorum

A majority of the votes entitled to be cast on a matter by a voting group, as defined in the Utah Revised Business Corporation Act, represented in person or by proxy, shall constitute a quorum of that voting group for action on that matter.  For these purposes, the corporation’s Series C Convertible Preferred Stock and common stock constitute a single Voting Group.  If a quorum is present, the affirmative vote of a majority of the shares represented at the meeting and entitled to vote on the subject matter shall constitute the act of the shareholders, unless the vote of a greater number of shares or voting by classes is required by the Utah Revised Corporation Act, the Articles of Incorporation of the corporation or these Bylaws.